CERTIFICATE OF ELIMINATION

of the

SERIES A CONVERTIBLE PREFERRED STOCK

of

WORLDGATE COMMUNICATIONS, INC.

Pursuant to Section 151
of the Delaware General Corporation Law

Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, it is hereby certified that:

1.
The name of the corporation is WorldGate Communications, Inc. (hereinafter referred to as the “Corporation”).  The date of filing the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was November 20, 1996 and the date of filing the Amended and Restated Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was April 20, 1999.

2.
The Certificate of Designations filed on June 24, 2004 and constituting part of the Corporation’s Amended and Restated Certificate of Incorporation authorized the issuance of 7,550 shares of a series of Preferred Stock designated as Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”).

3.	No shares of Series A Preferred Stock of the Corporation are outstanding.

4.	Pursuant to the provisions of Section 151(g) of the DGCL, the Board of Directors of the Corporation adopted the following resolutions:

RESOLVED, that none of the authorized shares of the Series A Convertible Preferred Stock, par value $0.01 per share, (the “Series A Preferred Stock”) are outstanding and none of the authorized shares of such series of preferred stock will be issued subject to the Certificate of Designations with respect to the Series A Preferred Stock filed on June 24, 2004 and constituting part of the Corporation’s Amended and Restated Certificate of Incorporation; and

RESOLVED, that the Secretary of the Corporation is authorized and directed to execute a certificate as provided by Section 151(g) of the DGCL in accordance with Section 103 of the DGCL, substantially in the form attached as an exhibit to these resolutions, with such changes therein as the Secretary may approve and as are permitted by the DGCL to be made by such officer, such approval to be conclusively evidenced by the Secretary’s execution of such certificate of elimination, and to file the same forthwith in the Office of the Secretary of State of the State of Delaware, and when such certificate of elimination becomes effective, all references to the Series A Preferred Stock in the Amended and Restated Certificate of Incorporation, as amended, of the Corporation shall be eliminated and the shares of Series A Preferred Stock shall resume the status of authorized and unused shares of preferred stock of the Corporation, without designation as to series.

5.
Pursuant to the provisions of Section 151(g) of the DGCL, all references to Series A Preferred Stock in the Amended and Restated Certificate of Incorporation, as amended, of the Corporation hereby are eliminated, and the shares that were designated to such series hereby are returned to the status of authorized but unissued shares of the preferred stock of the Corporation, without designation as to series.

6.	The effective time of this certificate shall be upon filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be hereunto affixed and this certificate to be signed by George E. Daddis Jr., its Chief Executive Officer and President, on this 26th day of March 2010.

WorldGate Communications, Inc.

By:	/s/ George E. Daddis Jr.
Name: George E. Daddis Jr.
Title: Chief Executive Officer and President